March 20, 2019

Jeremiah Silkowski
Chief Executive Officer
SQN Alternative Investment Fund III, L.P.
100 Wall Street, 28th Floor
New York, NY 10005

       Re: SQN Alternative Investment Fund III, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 333-166195

Dear Mr. Silkowski:

        We issued comments to you on the above captioned filing on November 6, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 3, 2019.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

        Please contact Tracey McKoy, Staff Accountant, at (202) 551-3772, or Tracie Mariner,
Staff Accountant, at (202) 551-3744, with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing and
                                                             Construction